

April 10, 2012

Via E-mail
Mr. Steven F. Leer, Chairman and Chief Executive Officer
Arch Coal, Inc.
One CityPlace Drive, Suite 300
St. Louis, Missouri 63141

> **Re:**   **Arch Coal, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed February 29, 2012**
> **File No. 001-13105**

Dear Mr. Leer:

We have reviewed your March 29, 2012 supplemental response to our March 26, 2012 letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Notes to the Consolidated Financial Statements

26. Supplemental Condensed Consolidating Financial Information, page F-47

1. We have reviewed your response to our prior comment one noting that word "unaudited" was inadvertently utilized. Please amend your disclosure to clearly present the condensed consolidated financial information as audited.

Other

2. Please provide a currently dated consent of the independent accountants with any amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director